SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                --------------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 14, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No           X
                           ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
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CNOOC and Shell Sign Production Sharing Contract for Bohai Bay

(Beijing, January 14, 2002)- CNOOC Limited (NYSE: CEO, SEHK: 883, the "Company") announced today that its parent, China National Offshore Oil Corporation ("CNOOC") and Shell Exploration China Limited ("Shell") signed a Production Sharing Contract (PSC) for the exploration of the Bonan area of Bohai Bay.

Shell will be the operator under the contract, which involves a minimum of two wildcat wells in the first two years, with options for two further wildcat wells in the following four years.

The contract includes rights for Shell to participate with CNOOC in development if oil or gas is found in commercial quantities.

The 3,190 square kilometers Block 11/26 is of one of four areas in Bohai Bay identified for joint activities under a Strategic Alliance signed between CNOOC and Shell on November 13, 2000. The block is in 25 meters of water in the southern part of Bohai Bay, about 30 kilometers north west of Longkou.

Shell is planning to complete a three-dimensional (3D) seismic survey over the area during 2002, and will drill two exploration wells in 2003.

Mr. Ru Ke, Executive Vice President of the Company said: "The signing of this contract shows our partner's confidence in the potential of the prolific Bohai Bay area. The Company welcomes our partners' exploration interests in offshore China and will maintain an exploration strategy of adding reserves through independent exploration and PSC activities."

Martin Bradshaw, Managing Director of Shell Exploration China Limited, said:
"This is a significant milestone in the development of our Strategic Alliance Projects and demonstrates the close cooperation between our companies."

"For Shell it is also our first contract in one of China's most important oil producing areas, and particularly exciting because of the prospects for gas. Both CNOOC and Shell are committed to developing China's gas reserves, which are important for the nation's sustainable development."

************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei                           Ms. Anne Lui/Mr. Henry Chua
CNOOC Limited                              Ketchum Newscan Public Relations
Tel : +86 10 8452 1646                     Tel: +852 3141 8016/+852 3141 8082
Fax: +86 10 8452 1648                      Fax: +852 2510 8199
E-mail: xiaozw@cnooc.com.cn                Email:   anne.lui@knprhk.com
                                                    henry.chua@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By: /s/ Cao Yunshi
                                     -----------------------------
                                      Name: Cao Yunshi
                                      Title:  Company Secretary

Dated: January 14, 2002